Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro announces results for the Quarter and Year ended March 31, 2025

Net income grew 6.4% QoQ in Q4’25 and grew 18.9% YoY for FY’25

FY’25 margin at 17.1%, expands 0.9%, Q4 margin at 17.5%, expands 1.1% YoY

Large deal booking grew 48.5% YoY in Q4’25 and grew 17.5% YoY for FY’25

Operating cash flow at 104.4% of net income for Q4’25 and 128.2% for FY’25

EAST BRUNSWICK, N.J. | BANGALORE, India – Apr 16, 2025: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter and year ended March 31, 2025.

Highlights of the Results

Results for the Quarter ended March 31, 2025:

1.	Gross revenue at ₹225.0 billion ($2,634.2 million1), an increase of 0.8% QoQ and 1.3% YoY.
2.	IT services segment revenue was at $2,596.5 million, decrease of 1.2% QoQ and 2.3% YoY.
3.	Non-GAAP[2] constant currency IT Services segment revenue decreased 0.8% QoQ and 1.2% YoY.
4.	Total bookings[3] was at $3,955 million, up by 13.4% QoQ in constant currency[2]. Large deal bookings[4] was at $1,763 million, an increase of 48.5% YoY in constant currency[2].
5.	IT services operating margin[5] for Q4’25 was at 17.5%, flat QoQ and expansion of 1.1% YoY.
6.	Net income for the quarter was at ₹35.7 billion ($417.8 million1), an increase of 6.4% QoQ and 25.9% YoY.
7.	Earnings per share for the quarter at ₹3.4 ($0.041), an increase of 6.2% QoQ and 25.8% YoY.
8.	Operating cash flows of ₹37.5 billion ($438.5 million1), decrease of 28.2% YoY and at 104.4% of Net Income for the quarter.
9.	Voluntary attrition was at 15.0% on a trailing 12-month basis.

Results for the Year ended March 31, 2025:

1.	Gross revenue reached ₹890.9 billion ($10.4 billion1), a decrease of 0.7% YoY.
2.	IT services segment revenue was at $10,511.5 million, a decrease of 2.7% YoY.
3.	Non-GAAP[2] constant currency IT Services segment revenue decreased 2.3% YoY.
4.	Large deal bookings[4] was at $5.4 billion, up by 17.5% YoY. Total bookings[3] was at $14.3 billion, decrease of 3.8% YoY.
5.	IT services operating margin[5] for the year was at 17.1%, up by 0.9% YoY.
6.	Net income for the year was at ₹131.4 billion ($1,537.0 million1), an increase of 18.9% YoY.
7.	Earnings per share for the year was at ₹12.6 ($0.151), an increase of 20.3% YoY.
8.	Operating cash flows of ₹169.4 billion ($1,983.0 million1), decrease of 3.9% YoY and at 128.2% of Net Income for the year.

Outlook for the Quarter ending June 30, 2025

We expect revenue from our IT Services business segment to be in the range of $2,505 million to $2,557 million*. This translates to sequential guidance of (-)3.5% to (-)1.5% in constant currency terms.

*Outlook for the Quarter ending June 30, 2025, is based on the following exchange rates: GBP/USD at 1.26, Euro/USD at 1.05, AUD/USD at 0.63, USD/INR at 86.60 and CAD/USD at 0.70

Performance for the Quarter and Year ended March 31, 2025

Srini Pallia, CEO and Managing Director, said “We closed FY25 with two mega deal wins, an increase in large deal bookings, and growth in our top accounts. Client satisfaction scores improved, reflecting strong execution and engagement. We also continued to invest in our global talent and in strengthening our consulting and AI capabilities. As clients remain cautious in the face of macroeconomic uncertainty, we’re focused on partnering closely with them while staying committed to consistent and profitable growth.”

Aparna Iyer, Chief Financial Officer, said “For Q4 operating margins expanded 110 basis points year on year and for the full financial year margin expanded by 90 basis points. Our focus on execution rigour has ensured that our margins have steadily expanded even in a softening revenue environment. Our endeavor will be to maintain the margin in a narrow band in the coming quarters. Our net income grew 6.4% sequentially in Q4 and 18.9% for the full financial year. Cash flow continued to be robust in Q4 resulting in net operating cash flow generation of almost $ 2 Bn for FY’25, which is 128.2% of our net income.”

Capital Allocation:

The interim dividend of ₹ 6 declared by the Board at its meeting held on January 17th, 2025, shall be considered as final dividend for the financial year 2024-25.

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹85.43, as published by the Federal Reserve Board of Governors on March 31, 2025. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2025, was US$1= ₹86.44

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value.
5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.

Highlights of Strategic Deal Wins

In the fourth quarter, Wipro continued to win large and strategic deals across industries. Key highlights include:

1.

Phoenix Group, the UK’s largest long-term savings and retirement business, has selected Wipro to deliver life and pension business administration for their ReAssure business and accelerate the Group’s operational transformation. Under the terms of the 10-year deal, Wipro’s FCA-regulated entity, Wipro Financial Services Outsourcing Limited (WFOSL), will deliver comprehensive life and pension administration services that will encompass Policy Administration, Claims Processing, Customer Service Support, Data Management and Reporting, and Compliance and Regulatory Support. As part of the engagement, Wipro will also assume management of the client’s core policy administration ALPHA platform, modernizing it with AI, Automation, Cloud, and digital transformation technologies. This engagement aligns with our strategic big bet of setting up an Insurance Third Party Administration (TPA) business that will open doors for us to target large, multi-year platform, deals encompassing operations and technology.

2.

A prominent North America-based financial institution has selected Wipro to enhance its technology infrastructure, delivery and operations. The Wipro team will consolidate the client’s existing technology vendors, thereby providing improved visibility into their technological delivery. Wipro will implement a global delivery model across the client’s entire business to streamline processes, optimize resource allocation, and significantly boost efficiency. This comprehensive approach will enable the client to achieve substantial cost savings, heightened productivity, and superior service delivery.

3.

A manufacturer of premium household appliances headquartered in Europe has selected Wipro to manage and transform its IT landscape. The Wipro team will future-proof the client’s IT infrastructure by harnessing its AI-driven Smart-Operations Solution that includes conversational virtual service desk AI agents providing seamless support in multiple languages. Wipro will consolidate all business applications, infrastructure, and cyber security tracks onto a unified monitoring platform to provide better visibility into the client’s technology ecosystem. From this project, the client can expect to see enhanced operational efficiency and robust cyber-risk management.

4.

One of the largest health insurers in the U.S has extended its engagement with Wipro to automate and streamline its financial and membership reconciliation. Wipro will deploy its industry leading Medicare platform, “Payer-in-a-box”, to support the client’s growing business. The SaaS based solution will provide the client with increased flexibility to handle membership growth, optimized financial control, and assured compliance with Centre for Medicare & Medicaid Services regulations. Additionally, the solution will also ensure data security, platform stability, and seamless business continuity for the client.

5.

A Fortune 100 global healthcare payer, experiencing significant business growth, has entrusted Wipro to manage its increased operational demands. Wipro will leverage its deep expertise and AI tools to scale the client’s Medicare, Medicaid, and ACA operations. This will enable the client to focus on their core strategic priorities, optimize operational costs, and significantly improve efficiency in member services. Wipro will support the client in improving user experience and driving exceptional business outcomes.

6.

A US-based payment card services company has expanded its relationship with Wipro to modernize and maintain its business applications portfolio. The Wipro team will undertake a transformation and optimization program across the client’s payment ecosystem. From this project, the client will see significantly improved transaction security for their end-customers, as well as enhanced scalability and cost efficiency.

7.

A leading American multinational energy corporation has extended their relationship with Wipro to provide Application Management Services across their entire Oil & Gas value chain. Leveraging Wipro’s AI-powered NextGen AMS solution, the team will modernize and manage an expanded scope of business applications that power critical functions across the client’s end-to-end business value chain. Through this engagement, the client will see a significant increase in AI-enabled operational efficiency, improved resilience in automation, enhanced service levels, as well as stronger alignment with their competitive performance goals.

8.

A North American parcel delivery company has extended its relationship with Wipro to provide private Cloud solutions, which comprise Cloud Server, Storage, Network, Security, and Scheduling services. Leveraging AI-Ops tools, the Wipro team will help the client achieve improved ticket resolution and reduction in planned outages. Further, the client will realize enhanced business agility and scalability, as well as cost predictability, data sovereignty, and resiliency.

9.

A Europe-based international food wholesaler has extended its partnership with Wipro to provide comprehensive business application management, cloud, and IT support services. In the initial phase of the partnership, Wipro assisted the customer in accelerating their cloud strategy by migrating 80% of their on-premises infrastructure to the cloud and contributing to the modernization of their store infrastructure. The second phase will focus on enhancing cloud security through modernization and optimization of the client’s cloud environment. The Wipro team will also continue to manage and modernize the client’s business applications, utilizing GenAI-powered solutions to swiftly detect and resolve incidents, ensuring uninterrupted operations. Additionally, Wipro will leverage data-driven business insights to improve strategic decision-making, leading to enhanced operational efficiency and greater visibility into the client’s business segments.

10.

A large Australian engineering and construction company has strengthened its strategic, long-standing partnership with Wipro by expanding into a Managed Services contract. Wipro will leverage automation and AI ops to improve user experience, deliver faster and higher quality issue resolution, as well as to optimize IT costs, and streamline operations. Wipro will also transform the client’s IT service delivery across multiple business units to create a modern, secure, and sustainable environment.

11.

A multinational engineering corporation has selected Wipro to implement AI-powered comprehensive managed infosec services solution to enhance their network, endpoint, cloud, and identity security. Integrating AI solutions from the WeGA studio, Wipro will automate processes, efficiently resolve alerts, and provide contextual resolutions for the client. Wipro will enhance agent productivity by 15-20%, resulting in significant efficiency gains and improved overall performance.

12.

Wipro has partnered with a US-based utility company to set up a GenAI Center of Excellence to spearhead AI innovation. Through the CoE, Wipro will create a comprehensive GenAI strategy for the client’s AI and data lifecycle. Wipro is developing an end-to-end resource planning platform for logistics, power management, and asset health monitoring, to streamline operations. The AI & data CoE will facilitate better risk governance, accelerated adoption and measurable ROI. The client will also see enhanced decision-making, regulatory alignment, as well as reusable and faster deployment of AI models.

Analyst Recognition

1.	Wipro was positioned as a Horizon 3 – Market Leader in the HFS Horizons: Generative Enterprise Services, 2025 report
2.	Wipro was ranked as a Leader in Avasant’s Life Sciences Digital Services 2025 RadarView™
3.	Wipro was positioned as a Leader in Everest Group’s Managed Detection and Response (MDR) Services PEAK Matrix® Assessment 2025
4.	Wipro was positioned as a Leader in ISG Provider Lens™ - Power & Utilities Industry Services and Solutions 2024 – North America & Europe (multiple quadrants)
5.	Wipro was rated as a Leader in ISG Provider Lens™ - Oil and Gas Industry Services and Solutions 2024 - North America (all quadrants)
6.	Wipro was recognized as a Leader in ISG Provider Lens™ - Telecom, Media and Entertainment Industry Services 2024 – North America (multiple quadrants)
7.	Wipro was featured as a Leader in ISG Provider Lens™ - Advanced Analytics and AI Services 2024 - US (all quadrants)
8.	Wipro was recognized as a Leader in ISG Provider Lens™ - Healthcare Digital Services 2024 - US (all quadrants)
9.	Wipro was recognized as a Leader and Star Performer in Everest Group’s SAP Business Application Services PEAK Matrix® Assessment 2025
10.	Wipro was positioned as a Leader in ISG Provider Lens™ - Oracle Cloud and Technology Ecosystem 2024 - US & Europe (all quadrants)
11.	Wipro was rated as a Leader in ISG Provider Lens™ - Sustainability and ESG 2024 - US & Europe (all quadrants)
12.	Wipro was positioned as a Leader in the 2025 Gartner® Magic Quadrant™ for Outsourced Digital Workplace Services
13.	Wipro was recognized as a Leader in Everest Group’s Application Management Services PEAK Matrix® Assessment 2025

Source & Disclaimer: *Gartner, “Magic Quadrant for Outsourced Digital Workplace Services”, Karl Rosander, et al, 24 March 2025.

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, and MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this press release, and the opinions expressed in the Gartner Content are subject to change without notice.

IT Products

1. IT Products segment revenue for the quarter was ₹0.8 billion ($9.5 million1)

2. IT Products segment results for the quarter were ₹0.03 billion ($0.3million1)

3. IT Products segment revenue for the year was ₹2.7 billion ($31.5 million1)

4. IT Products segment results for the year were (₹(-)0.2 billion) ($(-)2.0 million1)

Please refer to the table on page 12 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 12 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter and Year ended March 31, 2025, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:00 p.m. Indian Standard Time (8:30 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a webcast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP160425

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Dipak Kumar Bohra	Abhishek Jain	Dinesh Joshi
Phone: +91-80-6142 7201	Phone: +91-80-6142 6143	Phone: +91 92052-64001
dipak.bohra@wipro.com	abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, the benefits its customers experience and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2024	As at March 31, 2025
			Convenience translation into US dollar in millions (unaudited)
ASSETS
Goodwill	316,002	325,014	3,804
Intangible assets	32,748	27,450	321
Property, plant and equipment	81,608	80,684	944
Right-of-Use assets	17,955	25,598	300
Financial assets
Derivative assets	25	^	^
Investments	21,629	26,458	310
Trade receivables	4,045	299	3
Other financial assets	5,550	4,664	54
Investments accounted for using the equity method	1,044	1,327	16
Deferred tax assets	1,817	2,561	30
Non-current tax assets	9,043	7,230	85
Other non-current assets	10,331	7,460	87

Total non-current assets	501,797	508,745	5,954

Inventories	907	694	8
Financial assets
Derivative assets	1,333	1,820	21
Investments	311,171	411,474	4,817
Cash and cash equivalents	96,953	121,974	1,428
Trade receivables	115,477	117,745	1,378
Unbilled receivables	58,345	64,280	753
Other financial assets	10,536	8,448	99
Contract assets	19,854	15,795	185
Current tax assets	6,484	6,417	75
Other current assets	29,602	29,128	341

Total current assets	650,662	777,775	9,105

TOTAL ASSETS	1,152,459	1,286,520	15,059

EQUITY
Share capital	10,450	20,944	245
Share premium	3,291	2,628	31
Retained earnings	630,936	716,477	8,387
Share-based payment reserve	6,384	6,985	82
Special Economic Zone re-investment reserve	42,129	27,778	325
Other components of equity	56,693	53,497	626

Equity attributable to the equity holders of the Company	749,883	828,309	9,696
Non-controlling interests	1,340	2,138	25

TOTAL EQUITY	751,223	830,447	9,721

LIABILITIES
Financial liabilities
Loans and borrowings	62,300	63,954	749
Lease liabilities	13,962	22,193	260
Derivative liabilities	4	-	-
Other financial liabilities	4,985	7,793	91
Deferred tax liabilities	17,467	16,443	192
Non-current tax liabilities	37,090	42,024	492
Other non-current liabilities	12,970	17,119	200
Provisions	-	294	3

Total non-current liabilities	148,778	169,820	1,987

Financial liabilities
Loans, borrowings and bank overdrafts	79,166	97,863	1,146
Lease liabilities	9,221	8,025	94
Derivative liabilities	558	968	11
Trade payables and accrued expenses	88,566	88,252	1,033
Other financial liabilities	2,272	3,878	45
Contract liabilities	17,653	20,063	235
Current tax liabilities	21,756	34,481	404
Other current liabilities	31,295	31,086	364
Provisions	1,971	1,637	19

Total current liabilities	252,458	286,253	3,351

TOTAL LIABILITIES	401,236	456,073	5,338

TOTAL EQUITY AND LIABILITIES	1,152,459	1,286,520	15,059

^ Value is less than 0.5

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2024	2025	2025	2024	2025	2025
			Convenience translation into US dollar in millions (unaudited)			Convenience translation into US dollar in millions (unaudited)
Revenues	222,083	225,042	2,634	897,603	890,884	10,428
Cost of revenues	(157,219)	(155,525)	(1,820)	(631,497)	(617,802)	(7,231)

Gross profit	64,864	69,517	814	266,106	273,082	3,197

Selling and marketing expenses	(15,443)	(15,065)	(176)	(69,972)	(64,378)	(753)
General and administrative expenses	(13,920)	(15,589)	(183)	(60,375)	(57,465)	(673)
Foreign exchange gains/(losses), net	(128)	224	3	340	32	^

Results from operating activities	35,373	39,087	458	136,099	151,271	1,771

Finance expenses	(3,308)	(3,767)	(44)	(12,552)	(14,770)	(173)
Finance and other income	6,759	11,819	138	23,896	38,202	447
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(202)	291	3	(233)	254	3

Profit before tax	38,622	47,430	555	147,210	174,957	2,048
Income tax expense	(10,040)	(11,549)	(135)	(36,089)	(42,777)	(501)

Profit for the period	28,582	35,881	420	111,121	132,180	1,547

Profit attributable to:
Equity holders of the Company	28,346	35,696	418	110,452	131,354	1,537
Non-controlling interests	236	185	2	669	826	10

Profit for the period	28,582	35,881	420	111,121	132,180	1,547

Earnings per equity share:
Attributable to equity holders of the Company
Basic	2.71	3.41	0.04	10.44	12.56	0.15
Diluted	2.70	3.39	0.04	10.41	12.52	0.14

Weighted average number of equity shares used in computing earnings per equity share

Basic	10,444,700,646	10,462,328,534	10,462,328,534	10,576,571,110	10,456,741,552	10,456,741,552

Diluted	10,470,351,422	10,490,716,219	10,490,716,219	10,611,424,628	10,488,939,392	10,488,939,392

^ Value is less than 0.5

Information on reportable segments for the three months ended March 31, 2025, December 31, 2024, March 31, 2024, and year ended March 31, 2025 and March 31, 2024 are as follows:

Particulars	Three months ended			Year ended
	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	March 31, 2024
	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	73,721	72,010	67,229	281,824	268,230
Americas 2	68,582	68,120	67,724	271,972	269,482
Europe	58,552	59,282	61,344	240,077	253,927
APMEA	23,598	23,439	24,499	94,351	102,177
Total of IT Services	224,453	222,851	220,796	888,224	893,816
IT Products	813	747	1,159	2,692	4,127
Total segment revenue	225,266	223,598	221,955	890,916	897,943

Segment result
IT Services
Americas 1	16,195	14,966	14,081	58,186	59,364
Americas 2	15,513	15,275	15,791	61,326	59,163
Europe	8,140	7,600	7,933	29,434	33,354
APMEA	3,672	3,667	3,401	12,850	12,619
Unallocated	(4,250)	(2,518)	(5,011)	(10,157)	(20,304)
Total of IT Services	39,270	38,990	36,195	151,639	144,196
IT Products	28	29	143	(173)	(371)
Reconciling Items	(211)	(53)	(965)	(195)	(7,726)
Total segment result	39,087	38,966	35,373	151,271	136,099
Finance expenses	(3,767)	(4,146)	(3,308)	(14,770)	(12,552)
Finance and other income	11,819	9,708	6,759	38,202	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	291	5	(202)	254	(233)
Profit before tax	47,430	44,533	38,622	174,957	147,210

Additional Information:

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communications, media and information services, Software and gaming, New age technology, Consumer goods, medical devices and life sciences, Healthcare, and Technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and financial services, Energy, Manufacturing and resources, Capital markets and insurance, and Hi-tech.

Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe.

APMEA consists of Australia and New Zealand, India, Middle East, South-East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

1.	Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended March 31, 2025
IT Services Revenue as per IFRS	$2,596.5
Effect of Foreign currency exchange movement	$11.4

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,607.9

Three Months ended March 31, 2025
IT Services Revenue as per IFRS	$2,596.5
Effect of Foreign currency exchange movement	$29.8

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,626.3

Year ended March 31, 2025
IT Services Revenue as per IFRS	$10,511.5
Effect of Foreign currency exchange movement	$45.0

Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$10,556.6

2.	Reconciliation of Free Cash Flow for three months and twelve months ended March 31, 2025

	Amount in INR Mn
	Three months ended March 31, 2025	Twelve months ended March 31, 2025
Net Income for the period [A]	35,881	132,180
Computation of Free Cash Flow
Net cash generated from operating activities [B]	37,465	169,426
Add/ (deduct) cash inflow/ (outflow)on:
Purchase of property, plant and equipment	(6,875)	(14,737)
Proceeds from sale of property, plant and equipment	306	1,822
Free Cash Flow [C]	30,896	156,511
Operating Cash Flow as percentage of Net Income [B/A]	104.4%	128.2%
Free Cash Flow as percentage of Net Income [C/A]	86.1%	118.4%

-------------------------------